GREENWALD CHRISTOPH, P.C.
810 SEVENTH AVENUE
10TH FLOOR
NEW YORK, NY 10019
TEL (212) 489-6359
FAX (212) 246-2698
e-MAIL gkaufmang@gclaw.us

03 MAR -4 AM 7:21

February 27, 2003

Securities and Exchange Commission
Office of International Corpor[redacted]
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

03007120

SUPPL

Attn.: Filings

Issuer: Gammon Lake Resources Inc.
Exemption: Rule 12g3-2(b)
File No.: 82-4909

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

Dear Sirs:

On behalf of Gammon Lake Resources Inc., we are filing the following materials (in each case filings are made with the Ontario Securities Commission, Quebec Securities Commission and Nova Scotia Securities Commission):

1. Material Change Report, dated February 3, 2003, with attached press release.

2. Material Change Report, dated February 5, 2003, with attached press release.

The exemption has been indicated on the top right hand corner of each document, together with the file number.

Please acknowledge receipt of a copy of this letter by date stamping the duplicate copy of this letter and returning in the self-addressed envelope provided for that purpose.

Very truly yours,

Gary Kaufman

dlw 3/6

Exemption: Rule 12g3-2(b)
File No.: 82-4909

GAMMON LAKE RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT, SECTION 75(2) OF THE ONTARIO SECURITIES ACT AND SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT

03 MAR -4 AM 7:21

1. Reporting Issuer

Principal Address:

Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

2. Date of Material Change

February 3, 2003

3. Publication of Material Change

The press release attached as Schedule A was released over CCN Matthews Newswire on February 3, 2003.

4. Filing of Material Change

Gammon Lake Resources Inc. is a reporting issuer in Quebec, Ontario and Nova Scotia. The common shares of Gammon Lake Resources Inc. are listed on the Toronto Stock Exchange under the trading symbol, "GAM".

This material change report has been filed with the Quebec Securities Commission, Ontario Securities Commission and Nova Scotia Securities Commission.

5. Full Description of the Material Change

The material change is described in the press release attached as Schedule "A".

6. Reliance on Section 74 of the Quebec Securities Act, Section 75(4) of the Ontario Securities Act and Section 81(3) of the Nova Scotia Securities Act

Not applicable.

7. Senior Officers

The following senior officer of Gammon Lake Resources Inc. may be contacted for additional information:

Bradley H. Langille, President
Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia

B3B 1T5

Tel: 902-468-0614
Fax: 902-835-7199

8. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Halifax, Nova Scotia, this 3rd day of February 2003.

(Sgd.) "Bradley H. Langille"

Bradley H. Langille – Chief Executive Officer
Gammon Lake Resources Inc.

Gammon//MCR/MCR.Feb.3.03

GAMMON LAKE RESOURCES INC.

202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
TSX:GAM / NASDAQ (OTC):GMLRF / BSX:GL7

Press Release 3-2003 February 3, 2003

NEW DRILL RESULTS FROM OCAMPO PROJECT AREA UNDER BOLNISI EARN-IN AGREEMENT ADVANCE PROJECT TOWARD FINAL FEASIBILITY

Gammon Lake Resources Inc. (TSE: GAM) has been further advised by Bolnisi Gold NL, of Sydney, Australia, that the feasibility study for the Ocampo project is advancing into final completion stages.

Most recently, Bolnisi reported additional drill results, and also confirmed that drilling and metallurgical testwork is being incorporated into geologic resource and financial models.

Project optimization work, financial modelling, geotechnical and engineering investigations, further metallurgical testwork, environmental studies and permitting are all continuing with a feasibility document planned for completion in the March quarter of 2003.

The following table summarises new drill results: (Gold-equivalent results are based on $US 300/oz. gold and $US 4.60/oz. silver, at a silver gold ratio of 65:1).

Drillhole	Area	From	To	Intercept (m)	Au g/t	Ag g/t	AuE g/t
ODH-342	PIC	24.4	33.5	9.1	2.86	93.0	4.29
ODH-345	PIC	68.5	73.1	4.6	3.57	204.0	6.71
ODH-348	PIC	13.7	30.5	16.8	2.09	68.6	3.15
ODH-351	CON	7.6	16.7	9.1	1.97	100.3	3.51
ODH-352	CON	0	12.2	12.2	2.49	89.9	3.87
ODH-354	CON	6.1	21.3	15.2	1.68	93.7	3.12
	and	22.9	27.4	4.5	0.96	131.3	2.98
ODH-355	CON	0	3.1	3.1	5.27	184.5	8.11
ODH-357	PIC	10.7	22.9	12.2	1.36	73.4	2.49

The above drill holes completed on the Ocampo Earn-In area are part of a final feasibility program under which Bolnisi has completed in excess of 12,500 meters of drilling in more than 120 drill holes. This drilling is in addition to a previous 28,000 meters and 200 drill holes completed by Gammon Lake.

Bolnisi has also reported to Gammon that the average gold and silver grades of the master metallurgical testwork composite samples and the Ocampo deposits within the Earn-In Area at the Ocampo project area are approximately 2.6 g/t gold and 90 g/t silver. The weighted average recoveries for gold and silver at the Ocampo area under development is reported as 96.6% and 95.4%, respectively, for flotation/cyanide leaching.

As previously reported by Gammon, a March 2002 independent preliminary engineering/economic analysis conducted by Pincock Allen and Holt on the economics of the entire Ocampo project including Gammon's share of production from the Earn-In area estimates an IRR for the project in excess of 139%, and also estimates Gammon's share of gold-equivalent production from the Earn-in Agreement if it is achieved, to be 41,000 to 42,000 (gold equivalent) ounces on a yearly basis over a five year production period. The above IRR estimate was based on a gold/silver price of only $US 300.00 and $US 4.60 per ounce respectively. Gammon is optimistic that the Final Project Feasibility now being completed by Bolnisi Gold will result in refinements and improvements of prior Preliminary Scooping Study analyses. Pincock Allen and Holt report is available on www.sedar.com.

Under the Earn-In Agreement entered into by Bolnisi Gold NL with Gammon Lake Resources Inc. in January 2002, Bolnisi must place, at its sole expense, the proposed joint venture open pit project into production at a rate of not less than 1,250,000 tonnes per year of ore processed to earn its sixty percent (60%) interest. This must be achieved by September 2003, or Bolnisi will be subject to a $C 100,000 per month penalty; and, in any event, Bolnisi must have the proposed joint venture open pit project in production at the above level by February 2004 or it will not earn its interest.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company's website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM. For additional information please contact Mr. Bradley Langille, Chief Executive Officer, at (902) 468-0614. Mr. Greg Liller, VP Exploration of Gammon Lake Resources Inc. is the qualified person responsible for the technical data reported in this news release.

Exemption: Rule 12g3-2(b)
File No.: 82-4909

GAMMON LAKE RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT, SECTION 75(2) OF THE ONTARIO SECURITIES ACT AND SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT

1. Reporting Issuer

Principal Address:

Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

2. Date of Material Change

February 5, 2003

3. Publication of Material Change

The press release attached as Schedule A was released over CCN Matthews Newswire on February 5, 2003.

4. Filing of Material Change

Gammon Lake Resources Inc. is a reporting issuer in Quebec, Ontario and Nova Scotia. The common shares of Gammon Lake Resources Inc. are listed on the Toronto Stock Exchange under the trading symbol, "GAM".

This material change report has been filed with the Quebec Securities Commission, Ontario Securities Commission and Nova Scotia Securities Commission.

5. Full Description of the Material Change

The material change is described in the press release attached as Schedule "A".

6. Reliance on Section 74 of the Quebec Securities Act, Section 75(4) of the Ontario Securities Act and Section 81(3) of the Nova Scotia Securities Act

Not applicable.

7. Senior Officers

The following senior officer of Gammon Lake Resources Inc. may be contacted for additional information:

Bradley H. Langille, President
Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia

B3B 1T5

Tel: 902-468-0614
Fax: 902-835-7199

8. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Halifax, Nova Scotia, this 5th day of February 2003.

(Sgd.) "Bradley H. Langille"

Bradley H. Langille – Chief Executive Officer
Gammon Lake Resources Inc.

Gammon//MCR/MCR.Feb.5.03

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
TSX:GAM / NASDAQ (OTC):GMLRF / BSX:GL7

Press Release 4-2003 February 5, 2003

GAMMON REPORTS RECENT DRILL RESULTS OF 32.3 GRAMS PER TONNE GOLD AND 800 GRAMS PER TONNE SILVER AT 100% OWNED OCAMPO PROPERTY

Gammon Lake Drill Core Hole OGDH-13 Intersects 32.3 Grams per Tonne Gold and 800 Grams per Tonne Silver over 1.5 Meters

Exploration Program Greatly Expanded to Include Underground Development of 2.5 KM of Ramps and Tunnels

Gammon Lake Resources Inc. (GAM:TSX; U.S. OTC:GMLRF) is pleased to release new drill results from its 100% owned Ocampo project area. Drilling continues on a 25,000 meter program with 4 drill rigs running seven days a week, 24 hours per day. The results to date continue to prove the presence of high-grade mineralization well below the limit of historic mining and in areas not previously mined where high-grade ore has been discovered, such as just released hole OGDH-13 grading 32.3 g/t gold and 800 g/t silver over 1.5 meters. This hole is located down dip of drill hole OGDH-184, which intersects 7.62 meters of 18.96 g/t of gold and 408 g/t silver. The drilling to date has shown that the zones occur within much larger structures showing good continuity of high-grade ore.

This news release introduces 3-D views of two of these ore zones located in the Aventurero and San Juan exploration targets respectively.

"To view two cross sections of these high-grade zones, please visit: http://www.gammonlake.com/pr/04-2003/."

Newly reported continuing drill results

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)
Upper Aventurero	OGDH-12	192.8	195.8	3.0	3.4	67
Aventurero	And	255.8	266.3	10.5	1.0	5
Balvanera	OGDH-13	123.3	124.8	1.5	2.4	141
Upper Aventurero	OGDH-13	150.3	153.3	3.0	4.9	18
Aventurero	OGDH-13	223.8	226.8	3.0	8.5	123
	And	234.3	238.8	4.5	19.9	580
	Includes	235.8	237.3	1.5	32.3	800
Lower Aventurero	OGDH-13	279.3	280.8	1.5	3.8	78
Aventurero South/Resurreccion	OGDH-14/15/16	Below Cut Off Grade				
Upper Aventurero	OGDH-17	132.3	135.3	3.0	6.7	62
	Includes	135.3	136.8	1.5	8.81	64

"Table Continues on Page 2"

Maria	OGDH-17	216.3	223.8	7.5	5.6	60
	Includes	217.8	219.3	1.5	8.2	139
	Includes	220.8	222.3	1.5	10.4	55
Aventurero/JM/Maria	OGDH-18/19/20/21	Below Cut Off Grade				
Maria	OGDH-22	223.5	225	1.5	9.7	19
	And	228	229.5	1.5	2.6	90
Aventurero	OGDH-23	130.5	132	1.5	9.9	534
San Juan	OGDH-24	280.5	282	1.5	2.9	268
	And	289.5	291	1.5	6.1	31

Expanding Underground Exploration of Gammon's 100% Owned Ground While Continuing Intensive Drill Program From Surface.

Results to date have been so successful that the Company is adding an underground development and exploration phase while continuing its intensive drilling from surface. The underground program will include the construction of 2.5 kms of ramps and tunnels to access the San Juan, Aventurero, Balvanera and Brenda Mine area. The opening of ramps and tunnels will allow the Company to access high-grade zones for underground drilling directly in these zones. This will better define the high-grade zones and extend the depth capacity that Gammon is able to reach by completing down dip drilling from underground drill stations. The underground development will be positioned several hundred meters below previously drill indicated high-grade gold/silver resources.

The new underground development and exploration program is illustrated in a 3-D diagram which shows positioning of proposed ramps and tunnels in relation to intersecting high-grade zones discovered by drilling from surface. "To view the 3-D diagrams, please visit: http://www.gammonlake.com/pr/04-2003/." **The Company also believes that the underground exploration program will facilitate the discovery of hidden high-grade structures with little or no surface expression.**

In addition to better defining a large high-grade underground resource, Gammon Lake will be in a position to start extraction of the ore after infill drilling has been completed from underground drill stations. The access ramps will be constructed 4 meters wide by 4.5 meters high to facilitate the mining and extraction of ore from a future large-scale underground operation. As an added benefit, the Company believes that developing these ramps while still in exploration will act to significantly reduce the capital required for mine development in the operating stage of the project.

Based on underground mining and processing costs of US $33 per tonne, seventy-one percent (71%) of the drill intercepts to date have been above cut-off grade and averaged 7.5 grams per tonne gold and 320 grams per tonne silver.

Greatly expanded drilling and exploration program for 2003

With the addition of the large underground program the Company expects to expand 2003 drill programs considerably beyond the current stated target of 25,000 meters of drilling. Specifics on expansion of the 2003 program will be announced in subsequent news releases. In April of 2002, Pincock, Allen and Holt stated an exploration potential for the Ocampo district of an additional 1,950,000 ounces of gold and 106,000,000 ounces of silver. Mr. Clarence Wendt, P.Geo. of Pincock Allen & Holt is the qualified person responsible for the technical data reported in this report. The calculation of this potential, involved an assumption that 10% of the known structures on the property could be ore. Drilling to date on the wholly owned Ocampo project has yielded a success rate of 71% of drill intercepts meeting ore grade cut-off. The Company is therefore targeting a potential for the wholly owned Ocampo project of 5,000,000 equivalent gold/silver ounces. This excludes the significant gold/silver resource now in the final feasibility phase at the separate Bolnisi Gold NL Earn-In Area.

Summary of All Drill Results At 100% Wholly Owned Project

Target	Hole	From (m)	To (m)	Interval (m)	Gold g/t	Silver g/t
Year 2000 Drilling						
San Juan	UGD-9	38	43	5.0	8.9	804
San Juan	UGD-10	36	39	3.0	8.9	357
San Juan	UGD-11	46	48	2.0	13.5	1,604
Aventurero	ODH-153	29	31	2	1.2	1,745
Aventurero	ODH-157	43	49	6	4.5	208
Aventurero	ODH-184	218	226	8	19.0	408
San Juan	ODH-205	Workings				
Aventurero	ODH-206	64	69	5	10.1	92
Aventurero, San Juan	ODH-207/208/ 210/ 211	Low Grade				
Aventurero	ODH-215	234	239	5	8.4	675
Aventurero	ODH-219	Low Grade				
Aventurero	ODH-221	115	118	3	7.5	429
Aventurero	ODH-224	29	32	3	8.9	444
Aventurero	ODH-226	136	139	3	6.4	226
Year 2002 Drilling						
Aventurero	OGDH-1	197.4	200.4	3.0	9.2	293
	And	216.9	219.9	3.0	15.7	152
	And	225.9	227.4	1.5	4.9	396
San Juan	OGDH-2	299.3	305.3	6.0	6.2	889
	Includes	300.8	303.8	3.0	8.8	1585
Aventurero	OGDH-3	240.5	243.5	3.0	10.0	171
Aventurero, San Juan	OGDH-4/5/6	Low Grade				
Aventurero	OGDH-7	138.9	140.4	1.5	9.7	129
Maria	OGDH-7	320.4	324.9	4.5	3.3	77
Aventurero	OGDH-8	Low Grade				
San Juan	OGDH-9	318.9	320.4	1.5	2.6	226
San Juan	OGDH-10	Low Grade				
Las Animas	OGDH-11	107.1	111.6	4.5	4.0	214
First Results from Year 2003 Drilling						
Upper Aventurero	OGDH-12	192.8	195.8	3	3.4	67
Aventurero	And	255.8	266.3	10.5	1.0	5
Balvanera	OGDH-13	123.3	124.8	1.5	2.4	141
Upper Aventurero	OGDH-13	150.3	153.3	3.0	4.9	18
Aventurero	OGDH-13	223.8	226.8	3	8.5	123
	And	234.3	238.8	4.5	19.9	580
	Includes	235.8	237.3	1.5	32.3	800
Lower Aventurero	OGDH-13	279.3	280.8	1.5	3.8	78
Aventurero South	OGDH-14/15	Low Grade				
Resurreccion	OGDH-16	Low Grade				
Upper Aventurero	OGDH-17	132.3	135.3	3.0	6.7	62
	Includes	135.3	136.8	1.5	8.81	64

Table Continues on Page 4

Maria	OGDH-17	216.3	223.8	7.5	5.6	60
	Includes	217.8	219.3	1.5	8.2	139.0
	Includes	220.8	222.3	1.5	10.4	55
Aventurero, JM, Maria	OGDH-18/19/ 20/21	Low Grade				
Maria	OGDH-22	223.5	225	1.5	9.7	19
	And	228	229.5	1.5	2.6	90
Aventurero	OGDH-23	130	132.5	1.5	9.9	534
San Juan	OGDH-24	280.5	282	1.5	2.9	268
	And	289.5	291	1.5	6.1	31

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company's website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and on the U.S. OTC market under the symbol GMLRF. For additional information please contact Mr. Bradley Langille, Chief Executive Officer, at (902) 468-0614. Mr. Greg Liller, VP Exploration of Gammon Lake Resources Inc. is the qualified person responsible for all technical data reported in this news release, except where references were made to Pincock, Allen & Holt.

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.